Exhibit 99.7

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present New Pre-clinical Combination
Therapy Data at the AACR Annual Meeting

Study Designed to Assess Synergies of Combining DepoVax™-based Cancer
Vaccines and Novel Monoclonal Antibody Immunotherapies

Halifax, Nova Scotia; March 24, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that new pre-clinical data on DepoVax™-based cancer vaccines will be presented at the American Association for Cancer Research (AACR) Annual Meeting 2017, which will be held in Washington, D.C., from April 1-5.

Immunovaccine conducted this research in collaboration with Peregrine Pharmaceuticals (NASDAQ: PPHM) with the goal of analyzing the potential enhanced anti-cancer activity of combining DepoVax™-based cancer immunotherapies with Peregrine’s lead clinical product candidate bavituximab, an investigational chimeric monoclonal antibody that targets phosphatidylserine (PS).

Details of the presentation are as follows:

Title: Phosphatidylserine-Targeting Antibodies Enhance Anti-tumor Activity of a Tumor Vaccine in a HPV-Induced Tumor Model

Date and time: Tuesday, April 4, 8:00 AM – 12:00 PM ET

Abstract number: 3657

Location: Section 26

Poster board number: 30

Immunovaccine Director of Research Dr. Genevieve Weir will present data analyzing the potential for enhanced anti-tumor responses of PS and PD-1 targeting antibody therapies when combined with an HPV16 peptide vaccine formulated in Immunovaccine’s proprietary DepoVax™ technology.

“Our work with Peregrine, and the research it has produced, fits squarely into our corporate objective of exploring clinical stage immunotherapies that may have synergistic effects when combined with our lead candidate, DPX-Survivac,” said Marianne Stanford, PhD Vice President, Research for Immunovaccine “We look forward to discussing the results of this study, and its potential implications, with our colleagues in the scientific community at this year’s AACR meeting.”

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. An investigator-sponsored Phase 2 study is currently assessing the safety and efficacy of DPX-Survivac combined with an approved anti-PD-1 drug in advanced ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. The Company also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbe, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

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